Mail Stop 4561
								July 1, 2005

By U.S. Mail and facsimile to (540) 381-6768


William P. Heath, Jr.
President and Chief Executive Officer
FNB Corporation
105 Arbor Drive
Christiansburg, VA  24073

Re:	FNB Corporation
	Form 10-K
      Filed March 15, 2005
	File No. 000-24141

Dear Mr. Heath:

      We have reviewed your response letter dated June 27, 2005,
and
have the following comment.  Please respond to this comment within
10
business days or tell us when you will provide us with a response.


*    *    *    *    *    *    *

Form 10-K filed March 15, 2005
2004 Annual Report
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Noninterest income, page 6

1. We note your response to our prior comment 1 that you amortize deferred fees and direct loan origination costs over the contractual life of the related loans as an adjustment of the yield using the straight-line method. Paragraphs 5 and 18-20 of SFAS 91 specify that these costs should generally be recognized into income by the interest method. For each period presented, please quantify the differences between the straight-line method and the interest method and tell us how you determined that such differences were not material to your financial statements for all periods presented.


*    *    *    *    *    *    *


      Please furnish a response letter that keys your responses to our comment. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

      You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.

								Sincerely,



	                         					John P.
Nolan
                         						Accounting
Branch Chief
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William P. Heath, Jr.
FNB Corporation
July 1, 2005
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